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02028372

April 9, 2002

RECD S.E.C.
APR 1 1 2002
070

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 8, 2002 announcing traffic results for March 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

4/16

PADOCS01/215243.5

AIR FRANCE

Information

Traffic

Roissy, 8 April 2002

■ MARCH 2002 TRAFFIC: SUSTAINED RECOVERY

- **2.7% growth in traffic for a slight drop in capacity (down 0.7%)**
- **High load factor at 81.2% (up 2.7 points)**
- ***Confirmed growth in unit revenue***

Passenger operations

March saw further recovery in traffic:
- Capacity: down 0.7% in ASK (available seat-km)
- Traffic: up 2.7% in RPK (revenue passenger-km)
- Load factor: 81.2% (up 2.7 points)

This good commercial performance was largely due to the long-haul and European networks.

The unit revenue per ASK (available seat-km) significantly increased in March, partially due to the positive calendar effect.

- **Long-haul network**

During March, long-haul traffic improved by 3.3% for a stable capacity (down 0.2%). The seat load factor gained 2.9 points, reaching the high level of 85.2%.

- On North American routes, capacity was cut by 19.3% while traffic dropped 11.6% leading to a 7.5-point improvement in load factor to 87.4%.
- Latin American routes continued to post a good commercial performance with traffic growth up 9.3% for a 7.9% rise in capacity. The load factor gained 1 point to stand at 79.9%.
- On the Asia network, traffic continued to grow with a 6.9% increase compared with virtually stable capacity (up 0.9%). The load factor increased by 4.9 points to 87.5%.
- On Africa/Middle East routes, traffic jumped 44.1% for a 46.6% increase in capacity. The load factor stood at 78.3%, down 1.4 points.

- On the Caribbean/Indian Ocean network, both traffic and capacity remained stable compared with last year (down 0.2% and up 0.3% respectively). The load factor stayed at the high level of 87.1% (down 0.4 points).

- **International medium-haul network**

The March figures confirmed the rebound in traffic on the European network, which posted a 6.7% growth in traffic in March for a 1.1% increase in capacity. The load factor improved by 3.8 points, reaching 70.8%.

- **Domestic medium-haul network**

Traffic on the domestic network improved, although it remained below last year's levels. After an 8.7% drop in January and a further 9.4% in February, traffic decreased 7.7% in March for a 7.2% reduction in capacity. The load factor remained stable at 67.6% (down 0.4 points).

- **Fiscal year 2001-02**

After a difficult third quarter, the fourth quarter featured a rebound in activity with traffic 1.7% higher than last year for a slight cut in capacity (down 0.6%). The load factor gained 1.8 points reaching 77.2%.

Overall, in fiscal year 2001-02, traffic recorded a 1.6% growth for a 3.5% increase in capacity, thus limiting the drop in load factor to 1.5 points (76.6%).

Cargo operations

March featured a rebound in activity, attaining much the same levels as last year, with stable capacity and traffic (down 0.2% and down 0.1% respectively). The load factor stood at 69%, gaining 0.1 points.

Although traffic remained sluggish on North and Latin American routes, Asia posted a strong performance in March.
Unit revenue per ATK significantly improved.

- **Fiscal year 2001-02**

In fiscal year 2001-02, traffic registered a 5% drop for a 2.2% reduction in capacity. The load factor stood at 64.6% (down 1.9 points).

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com

STATISTICS (Air France)

- **Passenger Operations**

March 2002/ March 2001	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	Change
Long-haul	7,726	-0.2%	6,581	+3.3%	85.2%	+2.9
International medium-haul	1,584	+1.1%	1,121	+6.7%	70.8%	+3.8
Domestic medium-haul	1,060	-7.2%	717	-7.7%	67.6%	-0.4
Total	**10,371**	**-0.7%**	**8,419**	**+2.7%**	**81.2%**	**+2.7**

4th quarter (January-March 2002)	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	Change
Long-haul	22,114	+0.2%	18,020	+2.7%	81.5%	+2.0
International medium-haul	4,520	+0.2%	2,922	+3.4%	64.6%	+2.0
Domestic medium-haul	3,068	-7.4%	1,983	-8.6%	64.6%	-0.8
Total	**29,703**	**-0.6%**	**22,925**	**+1.7%**	**77.2%**	**+1.8**

12 months to 31 March 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	Change
Long-haul	91,886	+4.5%	73,451	+2.6%	79.9%	-1.5
International medium-haul	18,644	+1.9%	12,376	-0.9%	66.4%	-1.9
Domestic medium-haul	13,247	-0.9%	9,001	-3.2%	67.9%	-1.6
Total	**123,777**	**+3.5%**	**94,828**	**+1.6%**	**76.6%**	**-1.5**

- **Cargo operations**

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	Change
March 2002/ March 2001	702	-0.2%	485	-0.1%	69.0%	+0.1
4th quarter (January-March 2002)	1,887	+0.9%	1,231	-2.0%	65.2%	-2.0
Total 12 months to 31 March 2002	7,918	-2.2%	5,117	-5.0%	64.6%	-1.9

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Site internet : www.airfrance-finance.com